COMMENTS RECEIVED ON NOVEMBER 23, 2009

FROM CHRISTIAN SANDOE

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Fidelity Strategic Advisers Core Fund

POST-EFFECTIVE AMENDMENT NO. 3

1. "Cover" (prospectus)

Fidelity® Strategic Advisers® Core Fund

C: The Staff notes that the term "Core" as used in the fund's name implies the fund is a suitable long term investment. The Staff has asked what investment strategy the fund will utilize to be considered a core investment.

R: We believe that the fund's name neither triggers application of the "name test rule" nor is misleading under Section 35(d) or the antifraud provisions of the securities laws in the context of this fund. Accordingly, we have not modified our disclosure or the fund's name.

2. "Fund Summary"(prospectus)
"Principal Investment Strategies"

"Investing in long/short funds and establishing long and short positions in equity securities and in derivatives on those securities. The fund may have exposure to futures contracts, options, swaps, contracts for differences and other derivatives. Such derivatives may be used to hedge various investments, for risk management, to obtain significant amounts of long or short exposure and to attempt to increase the fund's income or gain."

C: The Staff requests that we clarify if the fund will be engaging in futures contracts, options, swaps, contracts for differences and other derivatives.

R: The fund may or may not have exposure to futures contracts, options, swaps, contracts for differences and other derivatives through its investment in underlying funds or through a sub-adviser at any time. Accordingly, we have not modified our disclosure.

3. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Investing in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Standard & Poor's 500SM Index (S&P 500®)."

C: The Staff notes that the S&P 500 includes small and medium market capitalizations and, therefore, is not an appropriate definition of "large cap."

R: While there is no precise definition for the term "large capitalization," the Staff has suggested that it may be appropriate in developing a definition to refer to indices that classify publicly offered companies according to their market capitalization. See Name Test Rule Adopting Release footnote 42 (citing Letter to Registrants from Carolyn B. Lewis, Assistant Director,Division of Investment Management, SEC (Feb. 25, 1994) at II.D. (rescinded by N-1A Amendments)). Because the S&P 500 Index classifies publicly offered companies according to their market capitalization, and generally is a representative of the large-cap segment of the U.S. equity market, we believe our definition is reasonable, even though we recognize that the capitalization ranges of this index vary from time to time.

4. "Fund Summary" (prospectus)

"Fee Table"

Annual operating expenses (paid from fund assets)

Management feeA	___%
Distribution and/or Service (12b-1) fees	None
Other expensesB	___%
Acquired fund fees and expensesB	___%
Total annual fund operating expenses	___%
Less waiver and reimbursement	___%
Net expenses	___%

C: The Staff requests confirmation that any interest incurred as a result of short sales will be included as an expense in the Annual Operating Expenses table, since short sales are listed in the preceding "Principal Investment Risks" section.

R: We confirm this for the Staff.

5. "Investment Details" (prospectus)

"Principal Investment Strategies"

"The fund may invest in a combination of underlying funds comprised of Fidelity funds and non-affiliated funds that participate in Fidelity's FundsNetwork on an NTF basis, and non-affiliated ETFs. NTF funds include both funds managed by Fidelity Management & Research Company (an affiliated company that, together with Strategic Advisers, is part of Fidelity Investments) and funds managed by investment advisers other than Fidelity."

C: The Staff requests that we define NTF.

R: We will modify the disclosure as follows (underlined added):

"The fund may invest in a combination of underlying funds comprise of Fidelity funds and non-affiliated funds that participate in Fidelity's FundsNetwork on a~~n NTF~~ no-transaction fee (NTF) basis, and non-affiliated ETFs. NTF funds include both funds managed by Fidelity Management & Research Company (an affiliated company that, together with Strategic Advisers, is part of Fidelity Investments) and funds managed by investment advisers other than Fidelity."

6. "Investment Details" (prospectus)

"Principal Investment Strategies"

"The non-affiliated NTF funds pay Fidelity fees that typically are at an annual rate of 0.35% of a fund's average daily net assets attributable to purchases through Fidelity's FundsNetwork, though such fees may be higher or lower in some cases. "

C: Given that underlying non-affiliated NTF funds are limited to funds that pay Fidelity fees, the Staff would like to know how this practice is consistent with Section 17(e) of the 1940 Act.

R: As previously addressed with the SEC staff, those fees are not "compensation ... for the purchase or sale of any property" within the meaning of Section 17(e)(1) of the 1940 Act or "a commission, fee, or other remuneration for effecting [a] transaction" within the meaning of Section 17(e)(2) of the 1940 Act. Funds participating in the FundsNetwork Program pay fees for ongoing services provided in connection with their participation in the Program. These services include, but are not limited to: (i) responding to shareholder inquiries concerning NTF funds; (ii) delivering shareholder statements with respect to NTF fund investments; (iii) generating written confirmations in connection with transactions in NTF funds; and (iv) distributing dividend, capital gains and other distributions authorized by an NTF fund to shareholders.

To further clarify these arrangements, the disclosure will be modified as follows (underlined added):

"The non-affiliated NTF funds pay Fidelity service fees of up to 0.40% of a fund's average daily net assets attributable to purchases through Fidelity's FundsNetwork."

7. "Investment Details" (prospectus)

"Principal Investment Strategies"

"The fund may invest in securities of foreign issuers, some of which may be located in emerging market countries, in addition to securities of domestic issuers."

C: The Staff requests that we refer to emerging markets in the Fund Summary section, in both the Principal Investment Strategies sub-section and the Principal Investment Risks sub-section.

R: The language quoted will be revised as follows:

"The fund may invest in securities of foreign issuers, ~~some of which may be located in emerging market countries,~~ in addition to securities of domestic issuers."

8. "Buying and Selling Shares" (prospectus)

"Strategic Advisers may buy and sell shares of the fund as frequently as it wants; the fund does not place any limits on purchases and sales by Strategic Advisers (fund shares may only be bought pursuant to instructions from Strategic Advisers and are not available for purchase by the general public). Frequent purchases and sales of fund shares can harm shareholders in various ways, including reducing the returns to long-term shareholders by increasing costs to the fund, disrupting portfolio management strategies, and diluting the value of the shares of long-term shareholders in cases in which fluctuations in markets are not fully priced into the fund's NAV. However, because investments in this fund are made by Strategic Advisers on behalf of its clients, the potential for excessive or short-term disruptive purchases and sales is minimal. Accordingly, the Board of Trustees has not adopted policies and procedures designed to discourage these practices and the fund permits frequent trading."

C: The Staff has asked why the potential for excessive or short-term disruptive purchases and sales is minimal given there are no restrictions or limits on the frequency of purchases and sales made by Strategic Advisers.

R: The potential for excessive or short-term disruptive purchases and sales is minimal because the fund is not available for purchase by the general public and may only be bought pursuant to instructions from Strategic Advisers.

9. "Fund Management" (prospectus)

"Colin Morris serves as portfolio manager for First Eagle's portion of the fund's assets. He joined First Eagle in July 1992 as a Senior Vice President. He came to First Eagle from Mabon Securities, where he was a partner responsible for arbitrage investments. Before joining Mabon in 1986, Mr. Morris was an analyst at Mitchell and Associates, a boutique mergers and acquisitions investment company."

C: The Staff requests that we disclose the portfolio managers' length of service in managing the fund - "since its inception" - where we have not already done so.

R: The disclosure will be modified as follows (underlined added):

"Colin Morris serves as portfolio manager for First Eagle's portion of the fund's assets, which he has managed since the fund's inception. He joined First Eagle in July 1992 as a Senior Vice President. He came to First Eagle from Mabon Securities, where he was a partner responsible for arbitrage investments. Before joining Mabon in 1986, Mr. Morris was an analyst at Mitchell and Associates, a boutique mergers and acquisitions investment company."

10. "Fund Management" (prospectus)

"Andrew Lacey is a member of the portfolio management team assigned Lazard's portion of the fund's assets. He has worked in investment management for Lazard since 1995 where, as Deputy Chairman, he is responsible for oversight of the firm's U.S. and global strategies, and is a Portfolio Manager/Analyst on various U.S. and global equity portfolio teams.

Richard Tutino is a member of the portfolio management team assigned Lazard's portion of the fund's assets. He joined Lazard in 1997 and is a Portfolio Manager/Analyst for U.S. large cap equities. Prior to Lazard, Mr. Tutino was with Dreman Value Management, EF Hutton and Company, Inc, Fahnestock Asset Management and Thorsell Parker Partners.

Ronald Temple is a member of the portfolio management team assigned Lazard's portion of the fund's assets. He joined Lazard in 2001 where he is a portfolio manager/analyst on certain U.S. equity portfolio teams and a Co-Director of Research. Mr. Temple brought ten years of global experience to Lazard, from roles at Deutsche Bank AG, Bank of America NT & SA and Fleet Financial Group in London, New York, Singapore, San Francisco and Boston."

C: The Staff would like clarification as to each manager's role in the management of the fund, and how their roles relate to one another.

R: In accordance with Item 5(b)(2) of Form N-1A, the prospectus names the three persons who are responsible for the day-to-day management of the fund as members of the portfolio management team. We believe the term "member of the portfolio management team" adequately reflects the role and responsibilities of each portfolio manager within the requirements of the item. Accordingly we have not modified our disclosure.

11. "Fund Management" (prospectus)

C: The Staff requests that we disclose the portfolio manager(s) from Pyramis.

R: As Pyramis will not be allocated a portion of the fund's assets upon launch, there is no person at Pyramis responsible for the day-to-day management of any portion of the fund's assets. If a portion of the fund's assets are allocated to Pyramis in the future, the fund's prospectus will be supplemented accordingly.

12. "Management Contract"(SAI)

"First Eagle Compensation" and "Lazard Compensation"

C: The Staff notes that various portfolio managers in these two sections are identified by their last names only, and requests that first names also be used when introducing portfolio managers for the first time.

R: In the sections mentioned regarding compensation, we will refer to the portfolio managers with a first and last name the first time they are introduced.

13. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.